Exhibit 99.09

VOX PROVIDES 2021 OUTLOOK, BUILDING ON A TRANSFORMATIONAL 2020 YEAR

GEORGE TOWN, CAYMAN ISLANDS – February 10, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide an initial outlook for fiscal 2021, following a transformational 2020 year which saw Vox go public in May and subsequently acquired over 30 royalties.

2021 Outlook – Production Stage Assets

●	Recent material production-related operator guidance highlighted during the Q4 2020 quarter included:

o	Black Cat Syndicate Ltd. (ASX: BC8) (“Black Cat”), operator of the Company’s Bulong 1% net smelter royalty, announced on November 26, 2020, their plans to construct a 500,000tpa processing facility, targeting commencement of Stage 1 open pit mining at the Myhree deposit (royalty-linked) in the December 2021 quarter and full production in the March 2022 quarter; and

o	Thor Explorations Ltd. (TSXV: THX) (“Thor”), operator of the Company’s Segilola 1.5% net smelter royalty, capped at US$3.5M, announced on December 10, 2020, a final set of encouraging drill results from Thor’s in-pit and extensional diamond core drilling program at its Segilola Gold Project in Nigeria, “which is scheduled to pour first gold in Q2 2021”.
●	Based on operator guidance, Vox expects to increase its producing royalty asset count within its existing portfolio from four to six, including:

o	Segilola – 1.5% net smelter royalty in Nigeria, capped at US$3.5M, with Thor targeting first gold pour in Q2 2021;

o	Bulong – 1% net smelter royalty in Western Australia, with Black Cat targeting commencement of production in Q4 2021;
o	Koolyanobbing (Deception Pit) – producing 2% Free On Board (“FOB”) revenue iron ore royalty over part of the Deception Pit in Western Australia;
o	Higginsville (Dry Creek) – producing grade-linked tonnage royalty in Western Australia, covering part of the Hidden Secret, Mousehollow and Paleochannels deposits;
o	Brauna – producing 0.5% gross sales royalty interest in Brazil, South America’s largest operating diamond mine, currently mining 1 of 21 kimberlite occurrences on the property; and

o	Graphmada – 2.5% Gross Concentrate Sales care & maintenance stage graphite royalty in Madagascar, with the operator targeting updates to its Mineral Resource estimate to support plans for a Stage 2 expansion of production and targeting an increased production profile at Graphmada capitalising on the achievements of Stage 1, as discussed on 29 January 2021.

2021 Outlook – Development Assets

●	Based on operator guidance, Vox anticipates the following catalysts for development and exploration stage royalties in 2021:

o	Bowdens (0.85% gross revenue royalty): Silver Mines Limited (ASX: SVL) responding to submissions received in relation to the Bowdens Silver Project Environmental Impact Statement (“EIS”) eight week public exhibition, which successfully concluded during Q3 2020, as discussed on 28 January 2021.

o	Sulfur Springs (A$2/t ore production royalty, capped at A$3.7M): updates from Venturex Resources Limited (ASX: VXR) secondary approvals and development permits, regulatory engagement, project implementation and development strategies through engagement with potential contractors for site works, including short-listing and tender preparation, value optimisation opportunities and recommencement of the 2020 drilling program in late Q1 2021, following the end of the current wet season, as discussed on 29 January 2021.

o	Lynn Lake – MacLellan (2% Gross Proceeds post initial capital): 17,000m drilling program budgeted by Alamos Gold Inc. (TSX: AGI) for 2021, partially on royalty claims covering part of the MacLellan deposit, ongoing environmental baseline work to support permitting of the project, community engagement, and other engineering and geotechnical work, which Vox hopes will support a construction decision in 2022, as discussed on 9 December 2020.

o	Pitombeiras (1% NSR royalty): completion by Jangada Mines plc (AIM: JAN) of a maiden National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) Technical Report and a Preliminary Economic Assessment on the Pitombeiras Vanadium Project in Brazil, as discussed on 25 January 2021.

o	Montanore (US$0.20/t production payments): finalisation of a supplemental EIS statement that is being prepared by the US Forest Service focusing on the evaluation phase, and a Record of Decision that is expected in mid- 2021 in response to litigation completed in 2017, as discussed by Hecla Mining Company (NYSE: HL) in their December 2020 corporate presentation.

o	Kookynie (tonnage royalty): completion by Genesis Minerals Limited (ASX: GMD) of an updated resource estimate in Q1 2021 and completion of a feasibility study on the Kookynie project, as discussed on 8 February 2021.

●	Continued organic news flow from our operating partners, targeting an approximate average of 30,000m partner-funded drilling on royalty projects each quarter.

Corporate 2021 Growth Targets

●	To continue to be one of the fastest growing royalty companies in the industry, closing out calendar 2020 with the completion of 13 transactions to acquire 30 royalties, including the acquisition of its Brits vanadium royalty and the Breakwater Resources Limited royalty portfolio in Q4 2020 and Q1 2021, respectively;
●	To continue to grow and acquire additional NAV-accretive royalties, leveraging Vox’s proprietary royalty database and continuing discussions already underway with potential royalty vendors;
●	To increase analyst coverage of Vox beyond the current 3 independent firms providing coverage – Cantor Fitzgerald, Paradigm Capital Inc., and Red Cloud Securities; and

●	To conduct a review of secondary exchange listing options.

Kyle Floyd, Chief Executive Officer stated, “The Company’s Q4 achievements rounded out a transformational 2020 year for Vox and promises a catalyst-rich 2021 year. We started 2020 with one producing royalty, being Graphmada, and added Koolyanobbing in Q2, Brauna in Q3 and Higginsville in Q4 to our growing list of producing royalties. We look forward to the organic news flow from our existing operators in 2021 as we see the number of producing royalties within our existing portfolio continue to grow.”

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 40 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 15 separate transactions to acquire over 40 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding expectations for the timing of commencement of resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners and future royalty payments derived from various royalty assets of Vox.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.